SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

KFx Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48245L107

(CUSIP Number)

Ellyn Roberts

Shartsis, Friese & Ginsburg LLP

One Maritime Plaza, 18th Floor

San Francisco, CA 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Westcliff Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _AF___

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,358,700
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,358,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,700

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.34%

14. Type of Reporting Person (See Instructions)

___IA__

___OO__

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard S. Spencer III

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) __X__
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) _AF___

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 4,358,700
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 4,358,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,700

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.34%

14. Type of Reporting Person (See Instructions)

___HC__

___IN__

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of KFx Inc. (the "Issuer"). The principal executive office of the Issuer is located at 3300 East 1st Avenue, Suite 290, Denver, CO 80206.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Westcliff Capital Management, LLC ("Westcliff") and Richard S. Spencer III (collectively, the "Filers").

(b) The business address of the Filers is
200 Seventh Avenue, Suite 105, Santa Cruz, CA 95602.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Westcliff is an investment adviser registered with the Securities and Exchange Commission. It is the general partner of and investment adviser to investment limited partnerships, and the investment adviser to other accounts. Mr. Spencer is the manager and controlling owner of Westcliff.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each Filer is listed on that Filer's cover page .

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Westcliff	Funds under management	$5,316,264 (See note)

Note: Total purchase price paid for 108,700 shares of the Stock purchased in open market transactions, 2,000,000 shares issued in private placements and warrants to purchase 2,250,000 shares of the Stock issued as part of those private placements.

Item 4. Purpose of Transaction

Although none of the Filers has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of Westcliff's advisory clients for the purpose of investment, on March 28, 2002, the Issuer granted to Westcliff the right to designate two individuals to serve as directors on the Issuer's board of directors (the "Westcliff Nominees"). If there is a vacancy in the board of directors at any time prior to the next stockholders' meeting of the Issuer at which one or more directors is to be elected, the Issuer and the board have agreed to appoint the Westcliff Nominees to the board and the executive committee of the board as soon as reasonably practicable after such board seat becomes available. The Westcliff Nominees will serve on the board and the executive committee until the next stockholders meeting at which the term of such directors expires. Thereafter, in connection with each stockholders' meeting at which the board seat occupied by one or both of the Westcliff Nominees is up for nomination and election, the Issuer will nominate the person(s) designated by Westcliff for election to the board and recommend to its stockholders that they vote for the Westcliff Nominees. If one or both Westcliff Nominees are elected to the board, the board will appoint the elected Westcliff Nominees to serve on the board's executive committee. The obligations of the Issuer and the board of directors to appoint the Westcliff Nominees, or to nominate the Westcliff Nominees and recommend them for election, to the board terminates immediately when Westcliff and its affiliates hold less than 400,000 shares of the Stock.

Westcliff may decide to purchase at any time or times on behalf of its advisory clients additional shares of Stock or other securities of the Issuer. Westcliff may at any time cause its advisory clients to dispose of any or all securities of the Issuer in any lawful manner. Westcliff's advisory clients reserve all of their rights as stockholders of the Issuer and may exercise those rights in any manner that they or Westcliff consider to be in the interests of such clients. Other than as described herein, none of the Filers has any present plans or proposals which relate to, or would result in, any of the transactions or events described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in private placements on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since March 1, 2002:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Westcliff	Purchase	03/28/02	2,550,000(1)	$3,000,000(1)
Westcliff	Purchase	04/30/02	1,700,000(2)	$2,000,000(2)

(1)Number of shares and purchase price include 1,200,000 shares of Stock purchased at $2.50 per share, plus warrants convertible into 1,350,000 shares of Stock. Does not include the cost that will be incurred if all such warrants are exercised. Those warrants have an exercise price of $2.75 per share

(2)Number of shares and purchase price include 800,000 shares of Stock purchased at $2.50 per share, plus warrants convertible into 900,000 shares of Stock. Does not include the cost that will be incurred if all such warrants are exercised. Those warrants have an exercise price of $2.75 per share

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Westcliff is the general partner of investment limited partnerships pursuant to an agreement of limited partnership with respect to each such partnership. Each of those agreements provides to Westcliff the authority, among other things, to invest the funds of those partnerships in the Stock, to vote and dispose of Stock and to file this statement on their behalf. Pursuant to each such agreement, Westcliff is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2002

Westcliff Capital Management, LLC By: Richard S. Spencer, III Manager
Richard S. Spencer, III

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Westcliff Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: May 9, 2002

Westcliff Capital Management, LLC By: Richard S. Spencer, III Manager
Richard S. Spencer, III